FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2004

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant's name into English)

Gran Vía, 28

28013 Madrid, Spain

3491-459-3050

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Agreement for Lycos sale	3

TERRA NETWORKS, S.A., a Telefonica subsidiary, pursuant to the provisions of article 82 of the Spanish Stock Market Act, hereby communicates the following

RELEVANT FACT

In the early morning of July 31st (Madrid time), TERRA NETWORKS, S.A. (hereinafter, TERRA) and the Korean company DAUM COMMUNICATIONS Corp. have signed an agreement by which the former sells to the latter the entire stock of LYCOS, Inc. (hereinafter, LYCOS), a TERRA subsidiary, in execution of the resolutions approving the operation adopted by the Boards of Directors of those companies and following the conclusion of a competitive sale process undertaken at the instance of TERRA and headed by the investment bank Lehman Brothers who acted as financial advisor to TERRA.

The operation is set within the strategy of TERRA of strengthening its presence in geographical areas in which the Telefonica Group has significant operations and in the Spanish and Portuguese speaking market, both of which are regarded as a target market for the Telefonica Group, all this being in accordance with TERRA's communiqué made by virtue of the appropriate Relevant Fact of April 29, 2004 and in the latest Shareholders General Meeting.

Prior to the sale, LYCOS will be transferring to TERRA, among other assets, the shares it holds in Terra Networks USA, LLP (subsidiary concerned with operating the portal for Spanish speaking people in the United States), its stake in Lycos Europe, N.V., and other investments.

The book value of the assets to be received by TERRA prior to the sale is initially estimated at around 435 million USD. The initial price of the sale of LYCOS, following execution of the transfer, comes to 105 million USD. On the basis of the book values of the aforementioned assets at July 2004 and the current exchange rate, it is initially estimated that the sale that is described could represent a book profit before tax of around 20 million euros, though the final figures will be those resulting from the balance sheet closed on the date of the sale.

The sale of LYCOS, whose revenue represented around 16% of the total for the TERRA Group in 2003, is going to imply a fall in the expected earnings for the current accounting year. Nevertheless, the operation is not going to alter the Group's forecasts of generating a positive EBITDA in the accounting year 2004.

The execution of the sale and, as a consequence, the effective transfer of the stock, are, in accordance with the signed agreement, subject to the obtaining of any administrative authorisations that might be necessary, and in particular, to its express approval by the US authorities for the Defence of Competition or tacit approval once a period of 30 days has passed without any opposition.

This communications contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be identified by words such as "believes", "expects", "anticipates", "projects", "intends", "should", "seeks", "estimates", "future" or similar expressions. Certain factors affecting such forward-looking statements are described in the company's filings with the Securities and Exchange Commission, including the company's annual report on Form 20-F under the heading "Risk Factors"

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.
Date:	August 3rd, 2004	By:	/s/ Antonio Alonso Ureba
			Name:	Antonio Alonso Ureba
			Title:	General Secretary and Secretary to the Board of Directors